03011841

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 21214

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brown & Company Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 18th Floor
(No. and Street)

Boston (City) Massachusetts (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James T. Reddy (617) 624-6412
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers,LLP
(Name — *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING MAR 04 2003

FOR OFFICIAL USE ONLY

PROCESSED MAR 24 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, Karen Vernamonti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brown & Company Securities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Karen Vernamonti
Signature

Chief Financial Officer
Title

Gwen M. LaPadula
Notary Public
Commission Expires: 7/1/06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brown & Company Securities Corporation

(a wholly-owned subsidiary of
J.P. Morgan Chase & Co.)
Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
160 Federal Street
Boston MA 02110-9862
Telephone (617) 428 8400
Facsimile (617) 439 7393

Report of Independent Accountants

To the Board of Directors and Stockholder of
Brown & Company Securities Corporation
(a wholly-owned subsidiary of J.P. Morgan
Chase & Company):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Brown & Company Securities Corporation at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2003

Brown & Company Securities Corporation
Statement of Financial Condition
As of December 31, 2002

Assets	
Cash and cash equivalents	$154,655,843
Cash and securities segregated under federal regulations	929,157,670
Receivables from:	
Customers	1,911,099,121
Broker/dealers and clearing organizations	52,796,160
Securities owned, at fair value	8,874,011
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $42,052,367	36,725,709
Other assets	53,473,875
	$3,146,782,389
Liabilities and Stockholder's Equity	
Liabilities	
Checks paid in excess of bank balances	$10,271,677
Payables to:	
Customers	2,682,478,625
Broker/dealers and clearing organizations	19,269,876
Securities sold, not yet purchased, at market value	19,963
Accrued expenses and other liabilities	25,222,584
Income taxes payable	26,611,572
	2,763,874,297
Commitments and contingent liabilities	
Total stockholder's equity	382,908,092
	$3,146,782,389

The accompanying notes are an integral part of this financial statement.

Brown & Company Securities Corporation
Notes to Statement of Financial Condition
December 31, 2002

1. Organization and Ownership

Brown & Company Securities Corporation ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). The Company is a wholly-owned subsidiary of J.P. Morgan Chase & Co. ("the Parent"). Its principal business is that of a securities discount broker, whereby it executes orders on behalf of its customers for a commission and provides financing for such transactions.

2. Purchase of Dreyfus Brokerage Services Inc

On January 31, 2002 the Company acquired the business and related net assets of Dreyfus Brokerage Services Inc. ("DBS") a discount broker-dealer based in Los Angeles, California from Mellon Bank. The total purchase price of $49,000,000 is allocated as $18,318,990 to tangible equity and $30,681,010 to intangible assets.

3. Summary of Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents consist of cash in banks, and short-term money market instruments with original maturities of 90 days or less.

Securities Transactions
Customers' securities transactions are recorded on a settlement date basis.

Securities-Lending Activities
Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Company to deposit cash, or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Intangible Asset
The purchase price for the acquisition of DBS is allocated based on the fair value of net assets acquired, including customer relationships. In determining the allocation of purchase price to customer relationships, the Company analyzes the net present value of the customer relationships incorporating such factors as attrition rates, trading patterns, and financing needs.

Income Taxes
The Company provides for income taxes using the asset and liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

Furniture, Equipment, Software and Leasehold Improvements
Furniture, equipment, software and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the lesser of the estimated useful lives of the related assets or lease terms, as appropriate. Costs incurred for the development of software for internal use are capitalized.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

4. Cash and Securities Segregated Under Federal Regulations

Cash of $50,000 and U.S. Treasury bills with a market value of $929,107,670 were segregated for the exclusive benefit of customers at December 31, 2002, under the provisions of SEC Rule 15c3-3 with JPMorgan Chase Bank, an affiliate of the Company.

5. Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from and payables to broker-dealers and clearing organizations as of December 31, 2002, consist of the following:

Receivables	
Deposits paid for securities borrowed	$ 47,583,420
Securities failed to deliver	5,212,740
	$ 52,796,160
Payables	
Deposits received for securities loaned	$ 50,400
Payable to clearing organizations	16,983,611
Securities failed to receive	2,235,865
	$ 19,269,876

6. Receivables from and Payables to Customers

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Receivables from customers are generally collateralized by customer owned marketable securities. Payables to customers primarily represent customer free credit balances.

7. Fixed Assets

Fixed Assets and accumulated depreciation and amortization balances are summarized below:

	Estimated Useful Lives (years)	
Office Equipment	1 - 10	$ 36,272,896
Computer Equipment	3 - 5	8,673,584
Leasehold Improvements	1 - 10	7,359,194
Capitalized Software	3 - 5	26,472,402
		78,778,076
Less: Accumulated depreciation and amortization		(42,052,367)
Net fixed assets		$ 36,725,709

8. Financing Activities

The Company has a $3 billion line of credit arrangement with its Parent. Interest on borrowings under this line of credit arrangement is payable monthly at the 30-day commercial paper rate plus .125%. Borrowings are payable on demand.

Interest payable to the Parent at December 31, 2002 was $19,247.

9. Subordinated Borrowings

The Company has a $150 million Revolving Subordinated Loan Agreement with the Parent, which matures November 1, 2012 and bears interest at USD-LIBOR-BBA plus .25%. Additionally, the Company pays a commitment fee at the rate of 1/10th of 1% per annum on the daily average amount by which the credit exceeds the aggregate outstanding principal amount of advances made under the agreement.

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

10. Income Taxes

The Company files Federal and State income tax returns as a member of a consolidated group with the Parent and its affiliates. The Company files stand alone income tax returns in the other jurisdictions in which it operates and provides for income tax expense at applicable rates.

Income taxes payable of $26,611,572 were payable to the Parent for the Company's current and prior year income taxes.

11. Related Party Transactions

Charges to the Company from the Parent for rent and for administrative services in the amount of $9,176,752 was payable to the Parent at December 31, 2002.

All inter-company transactions are charged or credited through inter-company accounts and may or may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties.

12. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2002, the Company's adjusted net capital, as defined, of $301,293,131 was 14.10% of aggregate debit balances and $258,556,048 in excess of the required net capital of $42,737,083.

13. Financial Instruments With Credit Risks and Other Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

In the normal course of business, the Company may pledge or deliver customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. Additionally, the Company pledges customer securities and collateral to satisfy margin deposits of various clearing corporations. In the event the counterparty is unable to meet its contracted obligation and return customer securities pledged as collateral, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the security exceeds the value of the loan or other collateral received or in the possession and control of the Company.

The Company's customer securities activities, which can include the writing of uncovered option contracts, are transacted on either a cash or margin basis. The Company extends credit to its customers collateralized by cash and securities in the customers' accounts. In addition, the

Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company requires customers to maintain margin collateral in compliance with various regulatory and internal guidelines.

The Company has a nationwide retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States. These result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparty's financial condition and credit ratings.

The Company monitors required margin and collateral levels daily and controls its risk exposure on a daily basis through financial, credit and legal reporting systems and, accordingly, believes that it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

14. *Contingent Liabilities*

In the normal course of business, the Company is involved in various legal actions and proceedings. Management of the Company, after consultation with outside legal counsel, believes the resolution of these contingencies will not result in any material adverse effect on the Company's financial position or results of operations.

15. Fair Value of Financial Instruments

Securities owned at December 31, 2002 are summarized below:

	Cost	Fair Value
US government obligations	$ 6,980,960	$ 6,980,960
Common stock	1,893,051	1,893,051
	$ 8,874,011	$ 8,874,011

In 2000, the Company purchased 10,000 shares of common stock and 120,300 warrants to purchase common stock of The Nasdaq Stock Market, Inc. for $1,805,900 in connection with a proposed initial public offering. This amount is included above in common stock. The stock is restricted under Rule 144a of the Securities Act of 1933 which places certain legal or contractual restrictions on resale, including registration and lock up provisions.

Other financial instruments held at December 31, 2002 consist primarily of cash, short-term investments, receivables and payables to/from brokers and dealers, and securities sold, but not yet purchased, which are either carried at fair value or are short-term and replaceable on demand.